Exhibit 2

FIRST AMENDMENT dated as of November 30, 2004 (this “First Amendment”) to the Stock and Asset Purchase Agreement (the “Stock and Asset Purchase Agreement”) dated as of October 24, 2004, between ARCH CHEMICALS, INC., a Virginia corporation (“Principal Seller”), and FUJI PHOTO FILM CO., LTD, a Japanese corporation (“Purchaser”).

WHEREAS, each of Principal Seller and Purchaser desires to amend and supplement the Stock and Asset Purchase Agreement in certain respects as described in this First Amendment.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, the parties hereto agree as follows:

1.	Definitions. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Stock and Asset Purchase Agreement.

2.	Amendment of Clause 1.03(b)(vi). Clause 1.03(b)(vi) of the Stock and Asset Purchase Agreement is hereby amended, supplemented and restated in its entirety to read as follows:

(vi) each claim with respect to U.S. workers’ compensation arising from the operation of the Acquired Business prior to the Effective Employment Time;

3.	Amendment of Section 1.06. Section 1.06 of the Stock and Asset Purchase Agreement is hereby amended, supplemented and restated in its entirety to read as follows:

SECTION 1.06. Transactions To Be Effected at the Closing. At the Closing:

(a) Principal Seller shall, and shall cause the other Securities Sellers and other Assets Sellers, as applicable, to deliver to Purchaser (i) (A) certificates representing the Securities, duly endorsed in blank or accompanied by stock powers or stock transfer forms duly endorsed in blank, in proper form for transfer, with appropriate transfer tax stamps, if any, affixed, or (B) such instruments as may be required to transfer the Securities in accordance with applicable Law; (ii) such appropriately executed deeds (in recordable form), bills of sale, assignments and other instruments of transfer relating to the Acquired Assets, including the Business Properties (as defined in Section 3.06(b)), in form and substance required by applicable Law and reasonably satisfactory to Purchaser; and (iii) such other documents as Purchaser may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

(b) The foregoing paragraph (a) notwithstanding, the parties agree that (i) the sale by the Securities Sellers of the Securities of Arch Chemicals N.V., a Belgian corporation (“Arch Chemicals N.V.”), shall precede the sale thereby of the Securities of the remainder of the Acquired Subsidiaries incorporated in Europe (the “European Acquired Subsidiaries”) to Purchaser or a Purchaser Designee and (ii) Arch Chemicals N.V., following its sale to Purchaser or Purchaser Designee at the Closing, shall immediately purchase, as a Purchaser Designee designated pursuant to Section 9.01, the Securities of the European Acquired Subsidiaries from the Securities Sellers. To effect the foregoing series of transactions, Principal Seller and Purchaser shall procure the execution of such instruments as are set forth in Section 5.26 and take all other actions as may be necessary to effect the transfer of the Securities of Arch Chemicals N.V. in accordance with applicable Law by the Securities Sellers to Purchaser prior to effecting the transfer of the Securities of the European Acquired Subsidiaries, in order that such latter transfer will be made to Arch Chemicals N.V., as a Purchaser Designee.

(c) Purchaser shall deliver to Principal Seller (i) payment, by wire transfer to a bank account designated in writing by Principal Seller (such designation to be made at least five business days prior to the Closing Date), immediately available funds in an amount equal to (A) the Purchase Price, plus (B) the amount (the “Estimated Purchase Price Adjustment”) by which the estimate of Working Capital (as defined in Section 1.07(d)) as of the close of business on the Closing Date prepared by Principal Seller and set forth in Schedule 1.06(b) exceeds the WC Amount (as defined in Section 1.07(c)) (the Purchase Price plus the Estimated Purchase Price Adjustment being hereinafter referred to as the “Closing Date Amount”), it being agreed that such payment shall be made sequentially in two tranches, the first of which shall be equal to the sum of (x) such portion of the Purchase Price as the parties have agreed is allocable to Arch Chemicals N.V., (y) such portion of the Purchase Price as the parties have agreed is allocable to the portion of the Acquired Business not comprised of Arch Chemicals N.V. and the European Acquired Subsidiaries and (z) the Estimated Purchase Price Adjustment, and the second of which shall be equal to the balance of the Closing Date Amount, and (ii) such other documents as Principal Seller may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

4.	Amendment of Section 1.07. Section 1.07 of the Stock and Asset Purchase Agreement is hereby supplemented by adding the following new Section 1.07(g):

(g) The parties agree that no adjustment to the Purchase Price shall be made except as set forth in this Section 1.07. For the avoidance of doubt, notwithstanding any price adjustment provision set forth in any Foreign Acquisition Agreement, no such provision shall result in (i) any payment by Purchaser or any Purchaser Designee to any Assets Seller or Securities Seller of consideration in addition to the Purchase Price or (ii) the refunding of any portion of the Purchase Price, or the making of any other payment, from any Assets Seller or Securities Seller to Purchaser or any Purchaser Designee, except to the extent that any such adjustments reflect changes in Working Capital that are to be taken into account pursuant to this Section 1.07.

5.	Amendment of Section 5.07. Section 5.07 of the Stock and Asset Purchase Agreement is hereby amended, supplemented and restated in its entirety to read as follows:

SECTION 5.07. Employee and Business Benefit Plan Matters. (a) General. Effective as of the Effective Employment Time, Purchaser or its affiliates (including the Acquired Subsidiaries) shall employ or continue to employ all Participants who on the immediately preceding business date were actively employed with regard to the Acquired Business, except for (i) Participants with whom Purchaser or its affiliates have entered into written employment agreements prior to the Effective Employment Time that provide for Purchaser’s employment of such Participants effective immediately after the Effective Employment Time and (ii) Participants set forth in Sections 5.07(a)(i), 5.07(a)(ii) and 5.07(a)(iii) of the Seller Disclosure Schedule. For purposes of this Section 5.07(a), a Participant will be treated as “actively employed” if as of the Effective Employment Time such person is actively at work, or on vacation, holiday, jury duty, military leave or sick leave (not including short-term or long-term disability). Each Participant set forth in Section 5.07(a)(ii) of the Seller Disclosure Schedule shall be offered employment with Purchaser or any of its affiliates on an at-will basis (except as otherwise required by applicable Law) at such time as the Participant’s services are no longer leased to Purchaser and its affiliates pursuant to an applicable services agreement. In addition, each Participant who as of the Closing Date is not actively employed but is on an approved leave of absence or is on short-term or long-term disability, and who within 180 days following the Closing Date presents himself or herself to Purchaser or its affiliates as ready and able to commence active employment with Purchaser, shall at such time also be offered employment on an at-will basis except as otherwise required by applicable Law. For the purposes of this Agreement, each Participant who becomes employed by Purchaser or its affiliates in accordance with the foregoing provisions shall be considered a “Transferred Participant” as of the time such Participant continues or commences such employment or reemployment with Purchaser. Except as otherwise set forth in this Section 5.07 or Schedule 5.07(a), Principal Seller shall retain sponsorship of, and all liabilities arising under or in connection with, the Business Benefit Plans other than the Business Benefit Plans set forth in Section 5.07(a)(iv) of the Seller Disclosure Schedule. Purchaser or its affiliates shall, effective as of the Effective Employment Time, assume sponsorship of, and all liabilities arising under or in connection with, the Business Benefit Plans set forth in Section 5.07(a)(iv) of the Seller Disclosure Schedule. Effective as of

the Effective Employment Time, the Participants shall cease active participation in the Business Benefit Plans other than, with respect to Transferred Participants, the Business Benefit Plans set forth in Section 5.07(a)(iv) of the Seller Disclosure Schedule, except as otherwise set forth in this Section 5.07. Effective as of the Effective Employment Time and for one year thereafter, Purchaser shall ensure that each Transferred Participant receives a base salary and short-term cash bonus target and commission rate during such Transferred Participant’s period of employment that are no less favorable, in the aggregate, than such Transferred Participant received in the relevant period preceding the Closing Date. Effective as of the Effective Employment Time and for one year thereafter, Purchaser shall ensure that (i) Transferred Participants who reside in the U.S. (each a “U.S. Transferred Participant”) are provided with the benefits summarized in Schedule 5.07(a), and (ii) Transferred Participants who reside outside the U.S. are provided with a package of compensation and benefits that, in the aggregate on a country-by-country basis (i.e., determined without regard to any specific type of benefit or any specific Transferred Participant, and without obligating Purchaser to provide any specific type of benefit), are approximately equivalent to the compensation and benefits (exclusive of long-term incentive plan or other equity-based compensation) provided to Transferred Participants immediately prior to the Closing Date. Except as specifically provided in this Section 5.07, Purchaser shall determine in its sole discretion the terms and conditions of employment to be offered to Participants.

(b) Arch Employees Pension Plan. Effective as of the Effective Employment Time, Principal Seller shall cause all Transferred Participants’ accrued benefits under the Arch Employees Pension Plan to become fully vested.

(c) U.S. Severance. Effective as of the Effective Employment Time and for one year thereafter, with respect to any U.S. Transferred Participant whose employment is terminated by Purchaser other than for Cause (as defined in Section 9.04(b)), Purchaser shall provide severance benefits and payments that are at least as favorable as those under the severance benefit and payment arrangements of such U.S. Transferred Participant as of the date immediately preceding the Closing Date, taking into account such U.S. Transferred Participant’s combined service with Principal Seller and its affiliates and their respective predecessors prior to the Closing Date and Purchaser and its affiliates from and after the Closing Date.

(d) Vacation Benefits in the U.S. Purchaser shall provide each U.S. Transferred Participant in calendar year 2004 and in the period from January 1, 2005 through April 1, 2005 (the “Carryover Period”), with any accrued and unused vacation days that he or she is eligible to take in calendar year 2004 (or to carry over to the Carryover Period) in accordance with the applicable vacation policy of Principal Seller, but only to the extent that such vacation days are reflected in the Closing Statement or are otherwise identified in Section 5.07(d) of the Seller Disclosure Schedule.

(e) Service Credit in the U.S. Each U.S. Transferred Participant shall be given full credit for all service with Principal Seller and its affiliates and their respective predecessors under any plans or arrangements maintained by Purchaser or any of its affiliates in which such U.S. Transferred Participant participates for eligibility and vesting purposes as well as for the calculation of vacation and severance entitlements. Each U.S. Transferred Participant who as of the Closing Date has attained age 45 and has performed at least seven years of service (as determined in the same manner as eligibility service under the Seller 401(k) Plan) shall be credited with seven years of service for purposes of post-retirement medical health care spending account accruals of Purchaser or any of its affiliates.

(f) Defined Contribution Plan in the U.S. Effective as of the Effective Employment Time and for one year thereafter, Purchaser or its applicable affiliate shall maintain a defined contribution plan (the “Purchaser 401(k) Plan”) that covers the U.S. Transferred Participants and meets the requirements of Section 401(a) of the Code. Effective as of the Effective Employment Time, Principal Seller shall cause all Transferred Participants’ accrued benefits under the 401(k) plan maintained by Principal Seller (the “Seller 401(k) Plan”) to become fully vested. Effective as of the Effective Employment Time (or on any later date of hire by Purchaser or its applicable affiliate in the case of a Participant not actively employed at the Effective Employment Time), Participants who are participants in the Seller 401(k) Plan shall cease to be eligible for any future contributions to the Seller 401(k) Plan except with respect to compensation from

Principal Seller or any Acquired Subsidiary prior to the Effective Employment Time and as provided under the Seller 401(k) Plan, and shall be entitled to a distribution of their account balances under the Seller 401(k) Plan in accordance with such plan and as permitted by the Code. Transferred Participants who receive an eligible rollover distribution (within the meaning of Section 402(c)(4) of the Code, including a direct transfer of an eligible rollover distribution within the meaning of Section 401(a)(31) of the Code) from the Seller 401(k) Plan shall, subject to the provisions of Section 402 of the Code, be permitted to make a rollover contribution to the Purchaser 401(k) Plan; provided, however, that Purchaser is reasonably satisfied (consistent with the regulations promulgated under Section 401(a)(31) of the Code) that the Seller 401(k) Plan meets the requirements of Section 401(a) of the Code.

(g) Bonuses. Purchaser shall provide each Transferred Participant with a bonus in respect of calendar year 2004 in accordance with, and subject to, the payout matrix and bonus policies of Principal Seller and its affiliates (including the non-U.S. incentive plans), but only to the extent of the accrued bonus for each such Transferred Participant as of the Closing Date that is reflected in the Closing Statement.

(h) Flexible Spending Accounts. (i) If the Effective Employment Time occurs on or prior to December 31, 2004, all assets and liabilities related to the U.S. Transferred Participants’ flexible spending reimbursement accounts under the Flexible Benefits Plan of Arch and the Arch Dependent Care Assistance Plan (collectively, the “Seller Flexible Spending Plans”) will be retained by Principal Seller. U.S. Transferred Participants for whom flexible spending account (“FSA”) elections were in effect under either of the Seller’s Flexible Spending Plans immediately prior to the Effective Employment Time shall continue in the Seller’s Flexible Spending Plans solely with respect to such elections from the Effective Employment Time through the earlier of (A) December 31, 2004 and (B) such Participant’s termination of employment with Purchaser or any of its affiliates (the “FSA Transition Period”). During the FSA Transition Period, the FSA elections made by such U.S. Transferred Participants under the Seller’s Flexible Spending Plans shall continue as if made under Purchaser Flexible Spending Plans (as defined below). Purchaser shall withhold amounts from such U.S. Transferred Participants’ pay on a pre-tax basis in accordance with such elections, and shall remit such withheld amounts to Principal Seller within five business days of the applicable payroll date to which such withholding applies, together with documentation itemizing such withheld amount for each participating U.S. Transferred Participant. Purchaser shall have in effect as of the Effective Employment Time flexible spending reimbursement accounts under one or more cafeteria plans qualifying under Section 125 of the Code and, to the extent necessary, one or more plans qualifying under Section 129 of the Code (collectively, the “Purchaser Flexible Spending Plans”) enabling Purchaser to comply with the provisions of this Section 5.07(h)(i) and the Code and applicable Internal Revenue Service rulings and holdings, including Revenue Ruling 2002-32.

(ii) If the Effective Employment Time occurs on or after January 1, 2005, (A) Purchaser shall have in effect the Purchaser Flexible Spending Plans as of the Effective Employment Time, and Purchaser shall cause the Purchaser Flexible Spending Plans to accept a spin-off of the assets and liabilities related to the U.S. Transferred Participants’ FSAs from the Seller Flexible Spending Plans and to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each U.S. Transferred Participant under the Seller Flexible Spending Plans in respect of the FSAs that are in effect immediately prior to the Effective Employment Time; and (B) as soon as practicable following the Closing Date, Principal Seller shall (i) cause to be transferred from the Seller Flexible Spending Plans to the Purchaser Flexible Spending Plans the excess of the aggregate accumulated contributions to the FSAs made prior to the Effective Employment Time during the year in which the Closing Date occurs by the U.S. Transferred Participants over the aggregate reimbursement payouts made prior to the Effective Employment Time for such year from such accounts to the U.S. Transferred Participants, and (ii) provide Purchaser with an itemized schedule of each U.S. Transferred Participant’s election amount and benefits paid prior to the Effective Employment Time during the year in which the Closing Date occurs. If the aggregate reimbursement payouts from such FSAs made prior to the Effective Employment Time during the year in which the Closing Date occurs to the U.S. Transferred Participants exceed the aggregate accumulated contributions to such accounts prior to the Effective Employment Time for such year by the U.S. Transferred Participants, Purchaser shall make a payment equal to the value of such excess to Principal Seller as soon as practicable following the Effective Employment Time. On and after the

Effective Employment Time, Purchaser shall assume and be solely responsible for all claims by U.S. Transferred Participants under the Seller Flexible Spending Plans incurred at any time during the calendar year in which the Closing Date occurs, including claims incurred prior to the Effective Employment Time, that have not been paid in full as of the Effective Employment Time, and following the Closing Date, Purchaser shall hold Principal Seller and its affiliates harmless from any and all claims for reimbursement by U.S. Transferred Participants under the Seller Flexible Spending Plans incurred at any time during the calendar year in which the Effective Employment Time occurs that are not paid in full as of the Effective Employment Time. For purposes of this paragraph, a claim for reimbursement shall be deemed to have been incurred on the date on which the charge or expense giving rise to such claim is incurred.

(iii) The parties intend that Sections 5.07(h)(i) and (ii) comply with the requirements of Revenue Ruling 2002-32 and agree that such Sections shall be interpreted accordingly.

(i) Health Benefits. If the Effective Employment Time occurs on or prior to December 31, 2004, (i) with respect to U.S. Transferred Participants who, immediately prior to the Effective Employment Time, participate in one of the Applicable Seller Health Plans, Purchaser shall pay the full cost of each such Transferred Participant’s COBRA coverage, at the rates set forth in Section 5.07(i) of the Seller Disclosure Schedule, for coverage under the Applicable Seller Health Plan through December 31, 2004, and (ii) Purchaser shall offer health benefits to the U.S. Transferred Participants under one or more benefit plans sponsored by Purchaser or its affiliates commencing on January 1, 2005. Purchaser shall pay the costs referred to in the preceding sentence within 15 days of receiving any itemized invoice from Principal Seller setting forth part or all of the amount of such costs. To the extent the total claims incurred by any PPO Participant and his or her eligible dependents between the period commencing on the Effective Employment Time and ending on December 31, 2004, and paid by Principal Seller and its affiliates under the Seller PPO Plan, exceed $10,000 (whenever paid by the Seller PPO Plan), Purchaser shall, upon written request from Principal Seller (which shall include reasonable documentation from Principal Seller in regard to the underlying claims), pay such excess to Principal Seller as soon as practicable following Purchaser’s receipt of such request. For purposes of this paragraph, a claim shall be deemed to have been incurred on the date on which the charge or expense giving rise to such claim is incurred. For purposes of this paragraph, the “Applicable Seller Health Plans” means (i) the Arch Health Plan (the “Seller PPO Plan”), (ii) the Arch Dental Plan, (iii) the Arch Vision Plan, (iv) the Arch United Healthcare of Arizona HMO Plan (the “Seller Arizona HMO”), (v) the Arch California Blue Cross and Blue Shield PPO and HMO Plan (the “Seller California PPO and HMO”) and (vi) the Arch Blue Cross and Blue Shield of Rhode Island PPO and HMO Plan (the “Seller Rhode Island PPO and HMO”); provided, however, that if on or prior to the Effective Employment Time Purchaser is able to arrange for a continuation of coverage (including through the assignment or transfer of the related insurance contracts to Purchaser or any of its affiliates) for the period from the Effective Employment Time through December 31, 2004, on substantially the same terms as such coverage was available to Principal Seller under the Seller Arizona HMO, the Seller Rhode Island PPO and HMO or the Seller California PPO and HMO, as applicable, for the U.S. Transferred Employees that immediately prior to the Effective Employment Time participated in those respective plans, then such plan shall not be treated as an Applicable Seller Health Plan. If necessary, Purchaser and its affiliates shall cooperate with Principal Seller in attempting to have the insurance contracts for each of the Seller Arizona HMO, the Seller Rhode Island PPO and HMO and the Seller California PPO and HMO assigned or transferred from Principal Seller to Purchaser or any of its affiliates as of the Effective Employment Time, in which event the Seller Arizona HMO, the Seller Rhode Island PPO and HMO and the Seller California PPO and HMO, to the extent such related insurance contract has been so assigned or transferred, shall, for purposes of this Agreement, be deemed to have been set forth in Section 5.07(a) of the Seller Disclosure Schedule.

(j) Long Term Incentive Awards. Principal Seller shall comply with the terms of Principal Seller’s Long Term Incentive Plan (the “Seller LTIP”) and associated resolutions adopted by the Compensation Committee of the Board of Directors of Principal Seller with respect to performance share and stock option awards that were granted to Transferred Participants prior to the Effective Employment Time under the Seller LTIP.

(k) Retention Bonuses. (i) Purchaser shall provide each Transferred Participant listed in Section 5.07(k) of the Seller Disclosure Schedule (each, a “Key Employee”) with a retention bonus in accordance with this Section 5.07(k).

(ii) Purchaser shall establish a bookkeeping account (an “Account”) on behalf of each Key Employee. On December 31 of each of 2005, 2006, 2007, and 2008 (each, an “Accrual Year”), Purchaser shall credit to each Key Employee’s Account an amount equal to the percentage specified in Section 5.07(k) of the Seller Disclosure Schedule (the “Applicable Percentage”) of his or her base pay for such Accrual Year, provided that the Key Employee is actively employed by Purchaser or its affiliates on such December 31. The amount in each Key Employee’s Account shall be credited with interest, compounded annually, at the rate in effect from time to time under the stable value option offered under the Purchaser 401(k) Plan (or, if there is no stable value option offered, a comparable investment vehicle). Each Key Employee shall become fully vested in his or her Account on December 31, 2009, provided he or she is actively employed by Purchaser or one of its affiliates on such date, and the amount in his or her Account shall be payable as soon as practicable after such date, except to the extent a Key Employee may have elected to defer such payment under such deferral program, if any, that Purchaser may establish.

(iii) If a Key Employee terminates employment with Purchaser and its affiliates before December 31, 2009 by reason of his or her resignation or a termination by Purchaser or its affiliates for Cause, he or she shall forfeit the entire amount in his or her Account and shall not be entitled to any bonus described in this Section 5.07(k).

(iv) If a Key Employee terminates employment with Purchaser and its affiliates by reason of death, Disability, or a termination by Purchaser or its affiliates other than for Cause, (A) the Key Employee shall be entitled to an allocation to his or her Account as of the date of termination equal to the Applicable Percentage of his or her base pay earned during the portion of the Accrual Year that ends on such date and (B) such Key Employee shall become fully vested in his or her Account balance, which shall be distributed to such Key Employee (or, in the event of the Key Employee’s death, to his or her estate) as soon as practicable thereafter. For purposes of this Agreement, an individual shall be considered to have a Disability if he or she is entitled to payment under the Purchaser’s long-term disability plan in which he or she participates or, if he or she does not participate in any such plan, then under the U.S. Social Security system.

(l) Employees Employed Outside the U.S. Effective as of the Effective Employment Time, each individual Contract covering a Transferred Participant who resides outside the U.S. and all liabilities and obligations thereunder shall be assumed by Purchaser or its applicable affiliate in compliance with the local legislations, the European directive governing the transfer of employees resulting from a transfer of undertaking and all other applicable Laws. Upon such assumption, all liabilities and obligations under each such Contract, including the applicable Participant’s accrued rights in respect of service, severance pay, vacation, pension, medical and disability, will be assumed by Purchaser or its applicable affiliate in full compliance with the local legislation in each country and all other applicable Laws.

(m) Cooperation. Following the date of this Agreement, Principal Seller shall use its reasonable best efforts to provide Purchaser with all information and data reasonably requested by Purchaser in connection with Purchaser’s rights and obligations under this Section 5.07, including exchanging information and data relating to employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law).

(n) Employee Meetings. Representatives of Purchaser shall be entitled to hold meetings with the Participants in their employment locations solely for the purpose of explaining the terms of their future employment with Purchaser and related employee benefits. Such meetings shall be held during normal business hours and at times agreed to in advance by Principal Seller and Purchaser. Principal Seller shall be entitled to have one or more representatives at any such meeting. Principal Seller shall permit Purchaser to distribute written materials to Participants concerning the terms of their future employment with Purchaser and related employee benefits, provided that Principal Seller has been afforded an opportunity to review and comment on such materials in advance. Any written communications by

Principal Seller and its affiliates to the Transferred Participants regarding the terms of their future employment with Purchaser and related employee benefits shall be subject to Purchaser’s prior review and comment, which Principal Seller shall consider in its good faith judgment; provided that (i) any such Purchaser comments are provided to Principal Seller within five business days of Purchaser’s receipt of such communication and (ii) Principal Seller shall not be required to obtain Purchaser’s review and comments with respect to written communications that are not inconsistent with Purchaser’s previous written communications to Transferred Participants regarding the terms of their future employment with Purchaser.

(o) Employee Information. Principal Seller shall, promptly following the date of this Agreement, provide to Purchaser a list setting forth, with respect to each Acquired Business Employee, such employee’s (i) name, (ii) title, (iii) date of hire, (iv) bonus for the four fiscal quarters immediately preceding the date of this Agreement for which bonuses have paid and (v) estimated bonus for the four fiscal quarters immediately preceding the date of this Agreement, in each case as of the date of this Agreement.

6.	Amendment of Section 5.13(a). Section 5.13(a) of the Stock and Asset Purchase Agreement is hereby amended, supplemented and restated in its entirety to read as follows:

Agreement Not To Compete. (a) Principal Seller understands that Purchaser shall be entitled to protect and preserve the going concern value of the Acquired Business to the extent permitted by Law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 5.13 and, therefore, for a period of five years from the Closing, Principal Seller, including its successors and assigns (whether by operation of law, sale of all or substantially all of the assets of Principal Seller or by reorganization), shall not, and shall cause each of its subsidiaries not to, directly or indirectly engage anywhere in the world in activities or businesses, or establish any new businesses, that are substantially in competition with the Acquired Business (“Competitive Activities”), including (i) selling goods or services of the type sold by the Acquired Business, except that if any goods or services were not sold by the Acquired Business during the period of time prior to the Closing and are not sold by the Acquired Business at the time of the Closing (collectively, “Permitted Goods and Services”), Principal Seller may sell any Permitted Goods and Services, (ii) soliciting any customer or prospective customer of the Acquired Business to purchase any goods or services sold by the Acquired Business, other than Permitted Goods and Services, from anyone other than Purchaser and its affiliates and (iii) assisting any person in any way to do, or attempt to do, anything prohibited by clause (i) or (ii) above.

7.	Amendment of Article V. Article V of the Stock and Asset Purchase Agreement is hereby supplemented by adding the following new Sections 5.26, 5.27, 5.28 and 5.29:

SECTION 5.26. Belgian Subsidiary Resolutions. (a) Principal Seller agrees to procure the unanimous adoption, prior to the Closing, by the Board of Directors of Arch Chemicals N.V. of resolutions in the form set forth in Schedule 5.26(a) and agrees to procure that such Board not revoke or amend such resolutions prior to the Closing.

(b) Purchaser agrees to procure the unanimous adoption, following the Closing and not later than seven days thereafter, by the Board of Directors of Arch Chemicals N.V. of resolutions in the form set forth in Schedule 5.26(b) and agrees to procure that such Board not revoke or amend such resolutions without the prior written consent of Principal Seller.

SECTION 5.27. Customs Bonds. Purchaser has advised Principal Seller that as of the date of this Agreement, neither Purchaser nor its affiliates have procured such customs bonds as are required by the U.S. Customs Service for the importation of merchandise into the U.S. (“Customs Bonds”). Principal Seller agrees that, solely for the 15-day period following the Closing, Principal Seller shall (i) make available or cause to be made available for use its or its subsidiaries’ existing Custom Bonds for Purchaser and its Purchaser Designees and Acquired Subsidiaries in the U.S. for products of the Acquired Business and other imported merchandise necessary for the Acquired Business consistent with past practice of the Acquired Business and (ii) maintain or cause to be maintained its or its subsidiaries’ applicable Custom Bonds for such 15-day period.

SECTION 5.28. Property Insurance. Notwithstanding Section 1.08, Principal Seller agrees to (i) maintain in force until the Effective Employment Time such existing property insurance as covers the Acquired Assets or assets of the Acquired Subsidiaries immediately prior to the Closing, (ii) promptly prosecute any claim covered by such insurance which relates to an occurrence between the time of the Closing and the Effective Employment Time and (iii) promptly remit to Purchaser all insurance proceeds received with respect to any such claim.

SECTION 5.29. Planar Agreements. Principal Seller, Purchaser and their respective subsidiaries have executed the respective Planar Agreements to which each is a party, which Planar Agreements will be delivered to Planar for execution. The parties agree that with respect to any Planar Agreement that Planar does not execute prior to the Closing, (i) Principal Seller and/or Purchaser, as applicable, shall, and shall cause their respective subsidiaries to, abide by the terms of such Planar Agreement as of the Closing as if it had been executed by Planar at Closing, except as the parties may subsequently agree and (ii) Principal Seller and Purchaser shall negotiate in good faith with each other to enter into an agreement with respect to the subject matter of such Planar Agreement on terms mutually agreeable to the parties and Planar and (iii) Purchaser shall cooperate in good faith with Principal Seller to appropriately respond to such concerns as Planar may express.

8.	Amendment of Section 8.03(a). Section 8.03(a) of the Stock and Asset Purchase Agreement is hereby supplemented and restated in its entirety to read as follows:

(a) From and after the Closing, Purchaser shall indemnify each Principal Seller Indemnitee against and hold it harmless from any Loss suffered or incurred by such Principal Seller Indemnitee (without duplication for any Loss (i) relating to Taxes, for which indemnification is provided under Section 8.01 or (ii) for which indemnification may be provided under more than one provision of this Section 8.03) to the extent arising from:

(i) any breach on the Closing Date, or to the extent such representation or warranty expressly relates to an earlier date, on such earlier date, of any representation or warranty of Purchaser contained in this Agreement or in any Ancillary Agreement;

(ii) any breach of any covenant of Purchaser contained in this Agreement or in any Ancillary Agreement;

(iii) any guarantee or obligation to assure performance given or made by Principal Seller or any affiliate of Principal Seller with respect to any obligation relating to the Acquired Business;

(iv) any liability, obligation or commitment, whether arising before, on or after the Closing Date, arising primarily out of the operation or conduct of the Acquired Business, including any Assumed Liability (other than any Excluded Liability and any other item which Principal Seller has expressly agreed to pay or perform pursuant to this Agreement or for which indemnification is provided under Section 8.02);

(v) any use by Purchaser of (i) any name or word set forth in Section 5.17, including any names or words confusingly similar thereto or (ii) any Supplies stating or otherwise indicating thereon that the Acquired Business is a division or unit of Principal Seller;

(vi) any fees, expenses or other payments incurred or owed by Purchaser to any brokers, financial advisors or comparable other persons retained or employed by it in connection with the transactions contemplated by this Agreement;

(vii) any liability asserted against, imposed upon, incurred or suffered by such Principal Seller Indemnitee arising out of or in connection with any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including reasonable third-party fees and expenses) incident to or incurred in connection with the service of Arch Chemicals, S.R.L., an Italian corporation, as Value Added Tax representative for Arch Chemicals N.V. following the Closing;

(viii) any liability asserted against, imposed upon, incurred or suffered by such Principal Seller Indemnitee arising out of or in connection with any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including reasonable third-party fees and expenses) incident to or incurred in connection with the Principal Seller’s making available the use of its and its subsidiaries’ Custom Bonds pursuant to Section 5.27; and

(ix) any liability asserted against, imposed upon, incurred or suffered by such Principal Seller Indemnitee arising out of or in connection with any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including reasonable third-party fees and expenses) incident to or incurred in connection with the unanimous adoption by the Board of Directors of Arch Chemicals N.V. prior to the Closing of resolutions authorizing the acquisition by Arch Chemicals N.V. of the Securities of the European Acquired Subsidiaries in accordance with Section 1.06.

9.	Amendment of Section 9.04(b). Section 9.04(b) of the Stock and Asset Purchase Agreement is hereby supplemented by adding the following defined terms:

“Arch Chemicals N.V.” shall have the meaning set forth in Section 1.06(b).

“Customs Bonds” shall have the meaning set forth in Section 5.27.

“Effective Employment Time” means 11:59:59 PM (Eastern Standard Time) on the Closing Date.

“European Acquired Subsidiaries” shall have the meaning set forth in Section 1.06(b).

“Planar Agreements” means the following forms of agreement executed by Principal Seller, Purchaser or their respective subsidiaries: (i) European Distributor and Warehousing Agreement between Arch Chemicals N.V. and Planar, (ii) Southeast Asian Distributor and Warehousing Agreement between Arch Chemicals Singapore Pte Ltd, a Singapore corporation, and Planar, and (iii) Letter Agreement among Principal Seller, Purchaser and Planar.

10.	Amendment of Schedule B. Schedule B of the Stock and Asset Purchase Agreement is hereby supplemented and restated in its entirety as provided in Schedule B attached hereto.

11.	Amendment of Schedule. The Schedule to the Stock and Asset Purchase Agreement is hereby supplemented by adding new Schedule 5.26 attached hereto.

12.	Amendment of Section 3.06(a) of Seller Disclosure Schedule. Section 3.06(a) of the Seller Disclosure Schedule to the Stock and Asset Purchase Agreement is hereby amended by deleting the following item:

5740 Northwest Front Avenue, Portland, Oregon	Unwritten Warehouse Agreement	Arch Chemicals, Inc.	High Purity Products	Since January, 2002

13.	Amendment to Section 5.07(a)(ii) of Seller Disclosure Schedule. Section 5.07(a)(ii) of the Seller Disclosure Schedule to the Stock and Asset Purchase Agreement is hereby supplemented and restated in its entirety as provided in Schedule 5.07(a)(ii) attached hereto.

14.	Miscellaneous. (a) Except as expressly modified hereby, the Stock and Asset Purchase Agreement remains in full force and effect. Upon the execution and delivery hereof, the Stock and Asset Purchase Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Stock and Asset Purchase Agreement, and this First Amendment and the Stock and Asset Purchase Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Stock and Asset Purchase Agreement.

(b) References in this First Amendment or in the Agreement to “the date hereof” or “the date of this Agreement” refer to October 24, 2004.

(c) This First Amendment may be executed in counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to Principal Seller and Purchaser.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Principal Seller and Purchaser have duly executed this Amendment as of the date first written above.

ARCH CHEMICALS, INC.		FUJI PHOTO FILM CO., LTD.

By:	/s/ Sarah A. O’Connor	By:	/s/ Toshio Takahashi
Name:	Sarah A. O’Connor	Name:	Toshio Takahashi
Title:	Vice President, General Counsel and Secretary	Title:	Senior Vice President

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